Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form N-54C


             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
          SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
               FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT
                               COMPANY ACT OF 1940

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:             Ridgewood Electric Power Trust I

Address of Principal Business Office (No. & Street, City, State, Zip Code):
                  947 Linwood Avenue, Ridgewood, NJ 07450-2939

Telephone Number (including area code):                       (201) 447-9000

File Number under the Securities Exchange Act of 1934:        0-24240

         In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

         A. The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

         B. The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

         C. The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

|X| D. The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change.

          When the company was organized, it was contemplated that it would invest in independent electric power projects and other similar or related capital projects ("Projects") in two ways. It would either acquire, develop, manage or operate such Projects ("Operated Projects") or, it would simply invest, with other unaffiliated developers or managers, who would operate the Projects ("Non-Operated Projects"). If the Company did invest in Non-operated Projects, its ownership interest could have been deemed to be investment securities under the Investment Company Act of 1940 (the "1940 Act"). Therefore, as an alternative to registration under the 1940 Act, the Company elected to become a Business Development Company ("BDC").

         However, the Company has not invested in Non-Operated Projects and indeed has invested only in Operated Projects, which it actively operates and manages, and expects it will continue to do so in the future. Therefore, because the Company does not require the BDC safe harbor from the provisions of the 1940 Act, it is withdrawing its election to be a BDC.

         A consent solicitation of the company's shareholders seeking shareholder consents to withdraw its election as a BDC was begun on November 5, 2001, and consents were tabulated at the close of business on December 18, 2001. A total of 105.5 Investor Shares were outstanding and entitled to be voted. The votes on the questions of withdrawing the business development company election were as follows on the tabulation date:

                  FOR:               61.0933 Investor Shares
                  OPPOSED:            2.0000 Investor Shares

         E. The company has filed a notice of registration under section 8 of the Act. State the filing date of the company's notice of registration
(Form N-8A) under the Act.

         F. Other. Explain the circumstances surrounding the withdrawal of election.

                                    SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the Village of Ridgewood and State of New Jersey on the 10th day of January 2002.

[SEAL]
                             Signature        RIDGEWOOD ELECTRIC POWER TRUST I
                                        ----------------------------------------
                                                  (Name of Company)
                                              By  /s/ Robert E. Swanson
                                                  Robert E. Swanson, President
                                          (Name of director, officer or general
                                       partner signing on behalf of the company)

Attest:  /s/ Mary Louise Olind
         Mary Louise Olin (Name)

         Vice President and Secretary (Title)